Exhibit 99.1

Yingli Green Energy Reports Fourth Quarter and Full Year 2014 Results

Full Year 2014 Gross Profit Significantly Increased by 53.4% YoY

Shipment guidance for full year 2015 is in the range of 3.6~3.9 GW

BAODING, China, March 25, 2015— Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading solar panel manufacturers, known as “Yingli Solar,” today announced its unaudited consolidated financial results for the quarter and full year ended December 31, 2014.

Fourth Quarter 2014 Consolidated Financial and Operating Summary

•                      Total net revenues were RMB3,446.5 million (US$555.5 million).

•                      Total PV module shipments (including shipments for PV systems) were 939.2 MW.

•                      Gross profit was RMB578.7 million (US$93.3 million), representing a gross margin of 16.8%.

•                      Operating loss was RMB200.0 million (US$32.2 million), representing negative 5.8% of  operating margin .

•                      On an adjusted non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (EBITDA) were RMB108.3 million (US$17.5 million).

•                      Net loss1 was RMB550.0 million (US$88.7 million) and loss per ordinary share and per American depositary share (“ADS”) was RMB3.03 (US$0.49). On an adjusted non-GAAP2 basis, net loss was RMB535.1 million (US$86.2 million) and loss per ordinary share and per ADS was RMB2.94 (US$0.47).

Full Year 2014 Consolidated Financial and Operating Summary

•                      Total net revenues were RMB12,927.4 million (US$2,083.5 million).

•                      Total PV module shipments (including shipments for PV systems) were 3,361.3 MW.

•                      Gross profit was RMB2,238.2 million (US$360.7 million), representing a gross margin of 17.3%.

•                      Operating loss was RMB215.2 million (US$34.7 million), representing negative 1.7% of operating margin.

•                      On an adjusted non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (EBITDA) were RMB1,114.4 million (US$246.1 million).

•                      Net loss1 was RMB1,299.8 million (US$209.5 million) and loss per ordinary share and per American depositary share (“ADS”) was RMB7.49 (US$1.21). On an adjusted non-GAAP basis, net loss was RMB1,260.6 million (US$203.2 million) and loss per ordinary share and per ADS was RMB 7.26 (US$1.17)

(1)         For convenience purposes, all references to “net loss/income” in this press release, unless otherwise specified, represent “net loss/income attributable to Yingli Green Energy” for all periods presented.

(2)         All non-GAAP measures other than EBITDA exclude, as applicable, share-based compensation, interest expenses related to the changes in the fair value of the interest rate swap and the amortization of the debt discount, the amortization of intangible assets, inventory provision, impairment of long-lived assets and non-cash provision for inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

“We are pleased to conclude another solid year in 2014, with full year module shipments hitting a record high of 3.3 GW and full year gross margin increasing to 17.3% from 10.9% in 2013, which was mainly attributable to our continuous efforts to diversify our market presence, reduce manufacturing cost and improve our profitability,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.

“In parallel with the sustainable evolution of solar industry in 2014, we continued to witness strong demand for Yingli Solar modules from China, Japan, the United States, the Europe and other new emerging markets. With favourable governmental policies in place, China market accelerated in the second half of 2014 and accounted for approximately 37% of our total shipments for the full year. In Japan, our shipments nearly tripled with a more than 50% increase in the number of customers. In the United States, we had a solid year notwithstanding the uncertainty brought by the new trade case. In Europe, we continued to play an important role while navigating the complexities of the undertaking agreement. In addition, we continued to expand in new emerging markets with total shipments to these markets increased 90% year over year to 490 MW. Given our strong brand recognition and high-quality PV modules and services, we became the sole solar panel supplier for the largest solar power projects in Malaysia, Bolivia and Honduras.”

“We were also on track to meet our guidelines for downstream business. In 2014, we shipped 261 MW of PV modules to our own downstream power plants in China.”

“Looking ahead, we believe that the global PV market will continue to grow in 2015, especially after the National Energy Administration of China released the official solar installation target for 2015 of 17.8GW in March 2015. We’re encouraged by the good news and well positioned to seize this great opportunity,” Mr. Miao concluded.

Fourth Quarter 2014 Financial Results

Total Net Revenues

Total net revenues were RMB3,446.5 million (US$555.5million) in the fourth quarter of 2014, compared to RMB 3,385.2 million in the third quarter of 2014 and RMB 3,711.1 million in the fourth quarter of 2013. Total PV module shipments were 939.2 MW in the fourth quarter of 2014 (including 73.73 MW shipments for PV systems used for the Company’s own downstream power plants in China), well in line with the Company’s previous guidance and slightly increased from 903.4 MW in the third quarter of 2014.

Gross Profit and Gross Margin

Gross profit was RMB578.7 million (US$93.3 million) in the fourth quarter of 2014, compared to RMB 706.1 million in the third quarter of 2014 and RMB 451.7 million in the fourth quarter of 2013. Gross margin was 16.8% in the fourth quarter of 2014, well in line with the Company’s previous guidance and compared to 20.9% in the third quarter of 2014 and 12.2% in the fourth quarter of 2013. The decrease of gross margin in the fourth quarter from the third quarter of 2014 was primarily due to the lower average selling price (“ASP”) of PV modules with more sales to China market and   depreciation of Euro and Japanese Yen against Renminbi, and partially offset by reduction of overall manufacturing cost of PV module.

(3)   Revenues were not recognized for internal shipments as required by U.S. GAAP.

Operating Expenses

Operating expenses were RMB778.7 million (US$125.5 million) in the fourth quarter of 2014, compared to RMB 506.4 million in the third quarter of 2014 and RMB 1,045.9 million in the fourth quarter of 2013. The increase of operating expenses from the third quarter to the fourth quarter of 2014 was mainly due to the increased research and development expense relating to technology innovations, the increased selling expense in line with the increased PV module shipments and a provision for bad debts of RMB90.5 million relating to the long-term overdue receivable account of several customers in this quarter.

Operating expenses as a percentage of total net revenues was 22.6% in the fourth quarter of 2014, compared to 15.0% in the third quarter of 2014 and 28.2% in the fourth quarter of 2013.

Operating Loss and Margin

Operating loss was RMB 200.0 million (US$32.2 million) in the fourth quarter of 2014, compared to operating income of RMB 199.7 million in the third quarter of 2014 and operating loss of RMB 594.2 million in the fourth quarter of 2013.

Operating margin was negative 5.8% in the fourth quarter of 2014, compared to 5.9% in the third quarter of 2014 and negative 16.0% in the fourth quarter of 2013.

EBITDA

On an adjusted non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (EBITDA) were RMB 108.3 million (US$ 17.5 million) in the fourth quarter of 2014, compared to RMB 495.7 million in the third quarter of 2014 and negative RMB 129.0 million in the fourth quarter of 2013.

Interest Expense

Interest expense was RMB 268.4 million (US$43.3 million) in the fourth quarter of 2014, compared to RMB 263.1 million in the third quarter of 2014 and RMB 256.5million in the fourth quarter of 2013. As of December 31, 2014, the Company had an aggregate of RMB14.3 billion (US$2.3 billion) of borrowings and medium-term notes outstanding, which decreased from RMB 14.5 billion as of September 30, 2014 and RMB 14.7 billion as of December 31, 2013. The weighted average interest rate was 6.81% in the fourth quarter of 2014, compared to 6.31% in the third quarter of 2014 and 6.33% in the fourth quarter of 2013.

Foreign Currency Exchange Loss (Gain )

Foreign currency exchange loss was RMB 120.4 million (US$19.4 million) in the fourth quarter of 2014, compared to foreign currency exchange loss of RMB 112.0 million in the third quarter of 2014 and foreign currency exchange gain of RMB 12.3 million in the fourth quarter of 2013. The foreign currency exchange loss was mainly due to the depreciation of the Euro and Japanese Yen against Renminbi in this quarter, and the Company had significant balance of net current assets which are denominated in Euro and Japanese Yen.

Income Tax Expense

Income tax expense was RMB 88.1 million (US$14.2 million) in the fourth quarter of 2014, compared to income tax expense of RMB 19.0 million in the third quarter of 2014 and RMB 2.4 million in the fourth quarter of 2013. During the financial statement close process for the year ended December 31, 2014, the Company identified a prior period error totalling approximately RMB64million, which was corrected and recorded as an income tax expenses within the Consolidated Statement of Operations for the three months ended December 31, 2014 and year ended December 31, 2014. The adjustment mainly represents a cumulative adjustment to the tax payable to reflect the tax expenses incurred but not timely recorded in the Consolidated Statement of Operations before 2014. The Company does not believe that this adjustment was material to the consolidated financial statements for any prior period. The Company also does not believe this adjustment is material to the 2014 results.

Net Loss

Net loss was RMB 550.0million (US$88.7 million) in the fourth quarter of 2014, compared to RMB 122.8 million in the third quarter of 2014 and RMB 776.2 million in the fourth quarter of 2013. Loss per ordinary share and per ADS was RMB 3.03 (US$0.49), compared to RMB 0.68 in the third quarter of 2014 and RMB 4.95 in the fourth quarter of 2013.

On an adjusted non-GAAP basis, net loss was RMB 535.1 million (US$86.2million) in the fourth quarter of 2014, compared to RMB 112.0 million in the third quarter of 2014 and RMB 289.9million in the fourth quarter of 2013. Adjusted non-GAAP loss per ordinary share and per ADS was RMB 2.94 (US$0.47) in the fourth quarter of 2014, compared to RMB 0.62 in the third quarter of 2014 and RMB 1.85 in the fourth quarter of 2013.

Balance Sheet Analysis

As of December 31, 2014, the Company had RMB 1,069.1 million (US$172.3 million) in cash and cash equivalents, compared to RMB 768.4 million as of September 30, 2014.

As of December 31, 2014, the Company had RMB1,332.4 million (US$214.7 million) in restricted cash, compared to RMB 1,417.4 million as of September 30, 2014.

As a result of the Company’s continued focus on account receivables management in the domestic market, as of December 31, 2014, accounts receivable decreased to RMB4,334.0 million (US$698.5 million) from RMB 5,317.9 million as of September 30, 2014. Days sales outstanding were 113 days in the fourth quarter of 2014, improved from 141 days in the third quarter of 2014.

As a result of the Company’s efforts to speed up inventory turnover, as of December 31, 2014, inventory significantly decreased to RMB2,099.1 million (US$338.3 million) from RMB 2,719.4 million as of September 30, 2014. Inventory turnover days were 66 days in the fourth quarter of 2014, decreased from 91 days in the third quarter of 2014.

As of December 31, 2014, accounts payable were RMB5,238.0 million (US$844.2 million), compared to RMB 5,451.3 million as of September 30, 2014. Days payable outstanding were 164 days in the fourth quarter of 2014, decreased from 183 days in the third quarter of 2014.

As of the date of this press release, the Company had approximately RMB3,422.8 million in unutilized short-term lines of credit and approximately RMB3,389.5 million committed long-term facility that can be drawn down in the near future. The Company is exploring various financing options, including utilizing credit facilities from local banks and other financial institutions, the renewal and rollover of short-term borrowings and other financing alternatives to support its medium-term notes payment obligations in 2015. Such other financing alternatives may include, among others, debt restructuring, liquidating land use rights held by a subsidiary of the Company for land no longer in use by the Company, and introducing strategic investors.

Full Year 2014 Financial Results

Total Net Revenues

Total net revenues in 2014 were RMB 12,927.4 million (US$2,083.5 million), compared to RMB 13,418.1 million in 2013. Total PV module shipments (including 260.63 MW shipments for PV systems used for the Company’s own downstream power plants in China) in 2014 were 3,361.3 MW, compared to 3,234.3 MW in 2013 (there were no shipments for PV systems used for the Company’s own downstream power plants in China). The decrease in total net revenues year-over-year was mainly due to a decline in revenues from sale of PV systems recognized in 2014.

Gross Profit and Gross Margin

Gross profit and gross margin in 2014 were RMB 2,238.2 million (US$360.7 million) and 17.3%, significantly improved from RMB 1,458.9 million and 10.9% in 2013, respectively. The significant increase of both gross profit and gross margin were primarily due to the decreased cost of PV module as a result of the Company’s continuous efforts on cost reduction through all processes of PV module manufacturing.

Operating Expenses

Operating expenses in 2014 were RMB2,453.4 million (US$395.4 million), compared to RMB 2,577.2 million in 2013. In 2013, the Company recognized a provision of RMB 480.2 million on its inventory purchase commitment under long-term polysilicon supply contracts. Excluding this provision, the year over year increase of operating expenses was mainly due to the increased research and development expense relating to technology innovations.Operating expenses as a percentage of total net revenues was 19.0% in 2014, compared to 19.2% in 2013.

(3)   Revenues were not recognized for internal shipments as required by U.S. GAAP.

EBITDA

On an adjusted non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (EBITDA) were RMB 1,114.4 million (US$ 179.6 million) in 2014, compared to RMB 246.1 million in 2013.

Interest Expense

Interest expense in 2014 was RMB1,015.9 million (US$163.7 million), compared to RMB 971.6 million in 2013. The slight increase in interest expense in 2014 was mainly a result of the increased weighted average interest rate, which was partially offset by the Company’s efforts on optimizing its debt structure. As of December 31, 2014, the Company had an aggregate of RMB14.3 billion (US$2.3 billion) of borrowings and medium-term notes outstanding, compared to RMB 14.7 billion as of December 31, 2013. The weighted average interest rate for the Company’s borrowings in 2014 was 6.44%, which slightly increased from 6.31% in 2013.

Foreign Currency Exchange Loss

Foreign currency exchange loss was RMB243.4 million (US$39.2 million) in 2014, compared to RMB 32.2 million in 2013. The extended foreign currency exchange loss was mainly due to the depreciation of the Euro and Japanese Yen against the Renminbi in 2014, and the Company had significant balance of net current assets denominated in Euro and Japanese Yen.

Income Tax Expense

Income tax expense was RMB89.7 million (US$14.5 million) in 2014, compared to income tax expense of RMB 31.0 million in 2013.

Net Loss

Net loss was RMB 1,299.8 million (US$209.5 million) and loss per ordinary share and per ADS was RMB 7.49 (US$1.21) in 2014, compared to net loss of RMB 1,944.4 million and loss per ordinary share and per ADS of RMB 12.41 in 2013. On an adjusted non-GAAP basis, net loss was RMB 1,260.6 million (US$203.2 million) and loss per ordinary share and per ADS was RMB 7.26(US$1.17) in 2014, compared to net loss of RMB 1,440.1 million and loss per ordinary share and per ADS of RMB 9.19 in 2013.

Downstream Development in 2014 and 2015

Currently, the Company has over 1.6 GW of PV projects pipeline at different approval stages across a dozen of provinces in China. In the fourth quarter of 2014, the Company shipped 73.7 MW of PV modules to its own PV projects in China, which made the total shipments to its own PV projects reaching 260.6 MW for the full year of 2014.

The Company expects the global PV demand continues to show healthy growth in 2015. With the acceleration of solar project development globally, the Company now expects to ship 400-600 MW of PV modules to its own downstream PV projects in 2015. Based on the project construction schedule, the Company expects 400-600 MW of its own downstream PV projects will be connected to the grid by the end of 2015.

Business Outlook for Full Year 2015

Based on current market and operating conditions, estimated production capacity and forecasted customer demand, the Company expects its PV module shipment target to be in the estimated range of 3.6GW to 3.9GW (including 400 to 600MW shipment to the Company’s own downstream power plants) for fiscal year 2015, which represents an increase of 7.1% to 16.0% compared to fiscal year 2014.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release includes certain non-GAAP financial measures of adjusted gross profit, adjusted gross margin, adjusted operating loss, adjusted operating margin, adjusted net income (loss), adjusted diluted earnings (loss) per ordinary share and per ADS and EBITDA, each of which (other than EBITDA) is adjusted to exclude, as applicable, items related to share-based compensation, interest expense related to the changes in the fair value of the interest-rate swap and the amortization of the debt discount, the amortization of intangible assets, inventory provision and non-cash provision for inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyse the Company’s on-going performance as such items are not directly attributable to the underlying performance of the Company’s business operations and/or do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.2046 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of December 31, 2014. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Standard Time (EST) on March 25, 2015, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

• U.S. Toll Free Number: +1-866-519-4004

• International Dial-in Number: +1-845-675-0437

• Passcode: 99022002

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.

A replay of the conference call will be available until March 31, 2015 by dialing:

• U.S. Toll Free Number: +1-855-452-5696

• International Dial-in Number: +1-646-254-3697

• Passcode: 99022002

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is one of the world’s leading solar panel manufacturers. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar panel assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 10 GW of solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao

Vice President of Corporate Communications

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yingli.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	December 31, 2013	December 31,2014
	RMB	RMB	US$

ASSETS
Current assets:
Cash and restricted cash	2,797,808	2,401,458	387,045
Accounts receivable, net	4,672,561	4,334,023	698,518
Inventories	2,164,902	2,099,082	338,311
Prepayments to suppliers	640,597	926,165	149,271
Prepaid expenses and other current assets	1,080,660	1,563,569	252,002
Total current assets	11,356,528	11,324,297	1,825,147

Long-term prepayments to suppliers	884,562	721,651	116,309
Property, plant and equipment, net	13,484,122	12,105,556	1,951,062
Project assets	—	1,369,662	220,749
Land use rights	702,858	603,514	97,269
Intangible assets	58,936	58,610	9,446
Investment in and advances to affiliates	216,312	453,042	73,017
Other assets	746,226	501,859	80,884
Total assets	27,449,544	27,138,191	4,373,883

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term debt	6,715,877	9,714,724	1,565,729
Accounts payable	5,639,756	5,237,989	844,211
Other current liabilities and accrued expenses	1,946,919	3,124,013	503,499
Total current liabilities	14,302,552	18,076,726	2,913,439

Long-term debt, excluding current portion	4,108,283	2,858,153	460,651
Medium-term notes	3,914,656	1,713,308	276,135
Accrued warranty cost, excluding current portion	626,314	707,525	114,032
Other liabilities	2,370,674	2,480,798	399,832
Total liabilities	25,322,479	25,836,510	4,164,089

Shareholders’ equity:
Ordinary shares	12,252	13,791	2,223
Additional paid-in capital	6,684,145	7,234,810	1,166,040
Treasury stock	(127,331)	(127,331)	(20,522)
Accumulated other comprehensive income	289,889	312,110	50,303
Accumulated deficit	(6,350,935)	(7,650,744)	(1,233,076)
Total equity /(deficit) attributable to Yingli Green Energy	508,020	(217,364)	(35,032)
Non controlling interests	1,619,045	1,519,045	244,826
Total shareholders’ equity	2,127,065	1,301,681	209,794
Total liabilities and shareholders’ equity	27,449,544	27,138,191	4,373,883

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Statements of Comprehensive Income

(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	December 31, 2013	September 30, 2014	December 31, 2014
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	3,571,729	3,180,848	3,208,441	517,107
Sales of PV systems	64,983	25,987	55,221	8,900
Other revenues	74,382	178,371	182,849	29,470
Total net revenues	3,711,094	3,385,206	3,446,511	555,477
Cost of revenues:
Cost of PV modules sales	(3,104,828)	(2,526,021)	(2,688,151)	(433,251)
Cost of PV systems sales	(77,677)	(21,628)	(42,302)	(6,818)
Cost of other revenues	(76,878)	(131,457)	(137,325)	(22,133)
Total cost of revenues	(3,259,383)	(2,679,106)	(2,867,778)	(462,202)
Gross profit (loss)	451,711	706,100	578,733	93,275
Selling expenses	(272,866)	(281,893)	(303,123)	(48,855)
General and administrative expenses	(183,397)	(119,694)	(264,038)	(42,555)
Research and development expenses	(109,427)	(104,803)	(211,579)	(34,100)
Provision for inventory purchase commitments	(480,182)	—	—	—
Total operating expenses	(1,045,872)	(506,390)	(778,740)	(125,510)
Income(Loss) from operations	(594,161)	199,710	(200,007)	(32,235)
Other income (expense):
Interest expense	(256,478)	(263,082)	(268,399)	(43,258)
Interest income	16,812	8,786	14,065	2,267
Foreign currency exchange gains (losses)	12,329	(111,983)	(120,446)	(19,412)
Other income	17,542	47,451	53,834	8,676
Loss before income taxes	(803,956)	(119,118)	(520,953)	(83,962)
Income tax expense	(2,393)	(18,968)	(88,119)	(14,202)
Net loss	(806,349)	(138,086)	(609,072)	(98,164)
Less: Loss attributable to the non controlling interests	30,140	15,239	59,026	9,513
Net loss attributable to Yingli Green Energy	(776,209)	(122,847)	(550,046)	(88,651)
Weighted average shares and ADSs outstanding
Basic and diluted	156,722,968	181,763,770	181,763,770	181,763,770

Loss per share and per ADS
Basic and diluted	(4.95)	(0.68)	(3.03)	(0. 49)

Net loss	(806,349)	(138,086)	(609,072)	(98,164)
Other comprehensive income (loss)
Foreign currency exchange translation adjustment, net of nil tax	9,022	17,174	19,750	3,183
Cash flow hedging derivatives, net of nil tax	(842)	7,423	(3,007)	(485)
Comprehensive loss	(798,169)	(113,489)	(592,329)	(95,466)
Less: Comprehensive loss attributable to the non controlling interest	33,049	15,246	63,518	10,237
Comprehensive loss attributable to Yingli Green Energy	(765,120)	(98,243)	(528,811)	(85,229)

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	December 31, 2013	September 30, 2014	December 31, 2014
	RMB	RMB	RMB	US$
Non-GAAP loss attributable to Yingli Green Energy	(289,858)	(112,002)	(535,069)	(86,237)
Share-based compensation	(5,242)	(10,845)	(10,769)	(1,736)
Amortization of intangible assets	(898)	—
Inventory provision		—	(4,208)	(678)
Provision for inventory purchase commitments	(480,182)	—
Interest expenses consisting of changes in fair value of the interest rate swap and the amortization of the debt discount	(29)	—
Net loss attributable to Yingli Green Energy	(776,209)	(122,847)	(550,046)	(88,651)
Non-GAAP diluted loss per share and per ADS	(1.85)	(0.62)	(2.94)	(0.47)
Diluted loss per share and per ADS	(4.95)	(0.68)	(3.03)	(0.49)

Reconciliation of EBITDA measures to income before income tax & minority interest measures

	Three months ended
	December 31, 2013	September 30, 2014	December 31, 2014
	RMB	RMB	RMB	US$
Income before income taxes and minority interest	(803,956)	(119,118)	(520,953)	(83,962)
Interest expense	256,478	263,082	268,399	43,258
Depreciation	412,109	346,333	355,576	57,308
Amortization for land use rights and intangible assets	6,397	5,432	5,253	847
EBITDA	(128,972)	495,729	108,275	17,451

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except for share, ADS, per share and per ADS data)

	Year Ended December 31,
	2013	2014
	RMB	RMB	US$
Net revenues:
Sales of PV modules	12,510,809	12,179,474	1,962,975
Sales of PV systems	408,630	161,035	25,954
Other revenues	498,654	586,868	94,586
Total net revenues	13,418,093	12,927,377	2,083,515
Cost of revenues:
Cost of PV modules sales	(11,078,733)	(10,050,844)	(1,619,902)
Cost of PV systems sales	(374,350)	(137,396)	(22,144)
Cost of other revenues	(506,156)	(500,892)	(80,729)
Total cost of revenues	(11,959,239)	(10,689,132)	(1,722,775)
Gross profit	1,458,854	2,238,245	360,740
Selling expenses	(1,064,263)	(1,095,145)	(176,505)
General and administrative expenses	(744,233)	(784,502)	(126,439)
Research and development expenses	(288,558)	(573,792)	(92,478)
Provision for inventory purchasecommitments	(480,182)	0	0
Total operating expenses	(2,577,236)	(2,453,439)	(395,422)
Loss from operations	(1,118,382)	(215,194)	(34,682)
Other income (expense):
Interest expense	(971,597)	(1,015,871)	(163,729)
Interest income	31,372	35,026	5,645
Foreign currency exchange losses	(32,230)	(243,386)	(39,227)
Other income	66,965	127,813	20,600
Loss before income taxes	(2,023,872)	(1,311,612)	(211,393)
Income tax expense	(31,024)	(89,723)	(14,461)
Net loss	(2,054,896)	(1,401,335)	(225,854)
Less: Loss attributable to the non-controlling interests	110,473	101,526	16,363
Net loss attributable to Yingli Green Energy	(1,944,425)	(1,299,809)	(209,491)
Weighted average shares and ADSs outstanding
Basic and diluted	156,619,791	173,613,085	173,613,085

Loss per share and per ADS
Basic and diluted	(12.41)	(7.49)	(1.21)

Net loss	(2,054,896)	(1,401,335)	(225,854)
Other comprehensive income (loss)
Foreign currency exchange translation adjustment, net of nil tax	49,089	23,040	3,713
Cash flow hedging derivatives, net of nil tax	(1,070)	(273)	(44)
Comprehensive loss	(2,006,877)	(1,378,568)	(222,185)
Less: Comprehensive loss attributable to the non controlling interest	114,958	100,980	16,275
Comprehensive loss attributable to Yingli Green Energy	(1,891,919)	(1,277,588)	(205,910)

Reconciliation of Non-GAAP measures to GAAP measures

	Year Ended December 31,2014
	2013	2014
	RMB	RMB	US$
Non-GAAP loss attributable to Yingli Green Energy	(1,440,059)	(1,260,588)	(203,170)
Share-based compensation	(15,884)	(34,932)	(5,630)
Amortization of intangible assets	(3,237)

Provision for inventory purchase commitments	(480,182)
Inventory provision	(4,958)	(4,208)	(678)
Non-cash interest expenses consisting of changes in fair value of the interest rate swap and the amortization of the debt discount	(103)	(81)	(13)
Net loss attributable to Yingli Green Energy	(1,944,423)	(1,299,809)	(209,491)
Non-GAAP diluted loss per share and per ADS	(9.19)	(7.26)	(1.17)
Diluted loss per share and per ADS	(12.41)	(7.49)	(1.21)

Reconciliation of EBITDA measures to income before income tax & minority interest measures

	Year Ended December 31,2014
	2013	2014
	RMB	RMB	US$
Income before income taxes and minority interest	(2,023,872)	(1,311,612)	(211,393)
Interest expense	971,597	1,015,871	163,729
Depreciation	1,279,321	1,388,283	223,750
Amortization for land use rights and intangible assets	19,058	21,842	3,520
EBITDA	246,104	1,114,384	179,606